Rec'd 9/14/06 KY 10/5

10/

06050844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

F/K/A BGC Markets, L.P. (N/K/A - Castleoak Securities LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lipson (212) 829-5202
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

PROCESSED
OCT 06 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 14 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 10/5

AFFIRMATION

I, Richard Lipson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BGC Markets, L.P. as of December 31, 2005 are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

MARY DRAGONETTI
Notary Public, State of New York
No. 014754912
Qualified in Nassau County
Commission Expires Jan. 31, 2010

BGC MARKETS, L.P.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

			Page
		Independent Auditors' Report	1
(x)	(a)	Facing Page.	
(x)	(b)	Statement of Financial Condition.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Partners' Capital.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors (Not Applicable).	
(x)		Notes to Financial Statements.	6-8
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	9
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	10
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Applicable).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable).	
(x)	(1)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (Not Required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
BGC Markets, L.P.:

We have audited the accompanying statement of financial condition of BGC Markets, L.P. (the "Partnership") as of December 31, 2005, and the related statements of operations, cash flows, and changes in partners' capital for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BGC Markets, L.P. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Partnership's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 28, 2006

BGC MARKETS, L.P.

STATEMENT OF FINANCIAL CONDITION
December 31, 2005
(in thousands)

Assets

Cash	$ 5,371
Receivables from affiliates	40
Fixed assets (net of accumulated depreciation of $120)	336
Other	28
Total assets	$ 5,775

Liabilities and Partners' Capital

Accounts payable and accrued liabilities	$ 339
Payables to affiliates	3,825
Total liabilities	4,164
Partners' capital	1,611
Total liabilities and partners' capital	$ 5,775

See notes to financial statements.

BGC MARKETS, L.P.

STATEMENT OF OPERATIONS
For the year ended December 31, 2005
(in thousands)

Revenues:	
Commissions	$ 6,316
Interest	384
Other	14
Total revenues	6,714
Interest expense	334
Net revenues	6,380
Non-interest expenses:	
Compensation and employee benefits	7,872
Administrative fees paid to affiliates	1,100
Communications	700
Selling and promotion	508
Occupancy and equipment	364
Professional and consulting fees	197
Commissions and floor brokerage	90
Other	164
Total non-interest expenses	10,995
Net loss	$ (4,615)

See notes to financial statements.

BGC MARKETS, L.P.

STATEMENT OF CASH FLOWS
For the year ended December 31, 2005
(in thousands)

Cash flows from operating activities:	
Net loss	$ (4,615)
Non-cash items included in net loss-	
Depreciation and amortization	108
Decrease (increase) in operating assets:	
Receivables from brokers, dealers and clearing organizations	59
Receivables from affiliates	(22)
Other	(27)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	226
Payables to brokers, dealers and clearing organizations	(113)
Payables to affiliates	2,724
Net cash used in operating activities	(1,660)
Cash flows from investing activities -	
Purchases of fixed assets	(245)
Cash flows from financing activities -	
Capital contributions	5,800
Net increase in cash	3,895
Cash balance, beginning of year	1,476
Cash balance, end of year	$ 5,371

See notes to financial statements.

BGC MARKETS, L.P.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
For the year ended December 31, 2005
(in thousands)

Balance, January 1, 2005	$ 426
Net loss	(4,615)
Capital contributions	5,800
Balance, December 31, 2005	$ 1,611

See notes to financial statements.

1. General and Summary of Significant Accounting Policies

Basis of Presentation: BGC Markets, L.P. (the "Partnership"), is a limited partnership organized under the laws of the State of Delaware. The Partnership is a registered broker-dealer in securities. The Partnership is owned by BGC USA, L.P. ("BGCUSA" - 99%) and BGCMH, LLC ("BGCMH" – 1%), which is a wholly owned subsidiary of BGC Partners, L.P. ("BGCP") (collectively with their subsidiaries, "BGC"), and indirectly owned by Cantor Fitzgerald, L.P. and subsidiaries ("CFLP").

In February 2004, the Partnership was acquired by CFLP, and became a wholly-owned subsidiary of CFLP. During 2004, CFLP began the process of restructuring the ownership of its inter-dealer voice brokerage business. The purpose of the restructuring was to emphasize the distinction between the BGC brokerage operations and the CFLP dealer operations and to facilitate the growth of BGC's business. The Partnership was among the companies that were included in the restructuring. The inter-dealer brokerage businesses of CFLP and Cantor Fitzgerald Securities ("CFS") were transferred to new entities, which are owned by subsidiaries of BGCP.

The Partnership engages primarily in inter-dealer brokerage whereby its counterparty transactions are given up to affiliated companies for clearance and settlement. The Partnership is engaged as an institutional broker, primarily transacting in government issued securities.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in these financial statements.

Commissions Revenue: Commissions revenue represents the Partnership's revenue from voice assisted brokerage transactions. Securities transactions and the related transaction revenues are recorded on a trade date basis.

Cash: The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. There were no cash equivalents as of December 31, 2005.

Fixed Assets and Leasehold Improvements: Fixed assets are depreciated over their estimated economic useful lives, generally 3 to 5 years, using the straight-line basis. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Income Taxes: Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon their ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. However, the Partnership is subject to the Unincorporated Business Tax in the City of New York for which it records an income tax provision. For the year ended December 31, 2005, there was no provision for taxes recorded due to net taxable losses for the current period.

2. September 11 Events

On September 11, 2001, CFLP's principal place of business at One World Trade Center was destroyed, and as a result, CFLP lost in the aggregate 658 employees (the "September 11 Events").

CFLP intends to continue to distribute 25% of its profits through 2006 that would otherwise be distributable to its partners, for the benefit of the families of the employees who were lost on September 11, 2001. From such distributions, CFLP will provide 10 years of healthcare benefits to the families.

3. Related Party Transactions

The Partnership's receivables from and payables to affiliates represent uncollateralized advances and amounts due to affiliates for support services provided.

CFLP provides the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for occupancy of office space, utilization of fixed assets and accounting services. In addition, under a Joint Services Agreement between the Partnership and eSpeed, Inc. ("eSpeed"), a majority owned subsidiary of CFLP, eSpeed provides network, data center and server administration support and other technology services to the Partnership. eSpeed charges the Partnership for these services commensurate with the cost of providing these services. For the year ended December 31, 2005, the Partnership was charged $1,100 for such services.

4. Legal Matters

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Partnership. In some of these actions substantial amounts are claimed. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Partnership contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Partnership cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the financial condition and statement of operations of the Partnership.

5. Employee Benefit Plans

Employees of the Partnership are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan"), whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

6. Regulatory Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Partnership had net capital of $1,207, which was $929 in excess of its required net capital, and the Partnership's net capital ratio was 3.4:1.

7. Counterparty Credit Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various brokerage activities, servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with, and on behalf of, institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate nonperformance by counterparties. The Partnership has a policy of periodically reviewing the credit standing of each counterparty with which it conducts business.

8. Fair Value of Financial Instruments

Substantially all of the Partnership's financial instruments are carried at fair value or amounts which approximate fair value. The Partnership's remaining financial instruments are generally short-term in nature and liquidate at their carrying value.

9. Subsequent Event

The Partnership is currently in discussions with certain employees of an affiliated broker-dealer (the "Key Employees") regarding a potential transfer of ownership and control of the Partnership to an entity to be owned and controlled by the Key Employees. As currently envisioned, the proposed transaction will occur in several steps, resulting in approximate ownership percentages of 55% to the Key Employees and 45% to CFLP. Prior to or contemporaneously with the foregoing transactions, the name of the Partnership will be changed to CastleOak Securities, L.P. Neither the Partnership nor its affiliates is subject to any binding agreement to enter into the foregoing transactions, and there can be no assurance that such transactions will occur on these terms or at all.

******

BGC MARKETS, L.P.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2005 (in thousands)

Partners' Capital	$ 1,611
Nonallowable assets	404
Net Capital	1,207
Aggregate indebtedness	4,164
Minimum capital required: Greater of 6 2/3% of aggregate indebtedness ($278) or $100	278
Capital in excess of minimum requirements	$ 929
Ratio of Aggregate Indebtedness to Net Capital	3.4 : 1

NOTE - There were no material differences between the above computation and the Partnership's corresponding unaudited FOCUS report filed on January 25, 2006, as of December 31, 2005.

BGC MARKETS, L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2005

The Partnership is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Partnership's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2006

BGC Markets, LP
110 East 59th Street
New York, NY 10022

Dear Sirs:

In planning and performing our audit of the financial statements of BGC Markets, LP (the "Partnership") for the year ended December 31, 2005 (on which we issued our report dated February 28, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Partnership (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the

design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP